August 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

Attn: Daniel Crawford and Conlon Danberg

Re: eXp World Holdings, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 27, 2024

File No. 001-38493

Dear Messrs. Crawford and Danberg:

On behalf of eXp World Holdings, Inc., a Delaware corporation (the “Company”, “eXp”, “we”, and “our”), I am submitting this written statement in response to the request contained in the letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, dated August 15, 2024, with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 27, 2024.

The text of the Comment Letter has been included below in bold italic type for your convenience, and the paragraphs are numbered according to the numbers in the Comment Letter. For the Staff’s convenience we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 41

1.	The Company-Selected Measure should, in your assessment, "represent the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance." See Item 402(v)(2)(vi) of Regulation S-K. It appears that the Company-Selected Measure data provided in your pay versus performance table has been measured across more than one fiscal year, since the measurement periods start and end in September, rather than December. Please ensure that the quantified performance information regarding your Company-Selected Measure is not measured over a multi-year period. Refer to Item 402(v)(2)(vi) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 128D.11.

Response to Comment 1:

Upon the advice of counsel and consideration, the Company originally interpreted Regulation S-K Compliance and Disclosure Interpretation 128D.11 to prohibit the use of a Company-Selected Measure with a measurement period that exceeded one year. In reaching this conclusion, the Company took note of the analogy in the interpretation to Company TSR, which will ultimately be measured over a period of five years. The Company thanks the Staff for clarifying that Regulation S-K Compliance and Disclosure Interpretation 128D.11 prohibits the use of a Company-Selected Measure with a measurement period that spans “across” multiple years, even if the measurement period does not exceed one year. The Company will ensure that, going forward, its disclosed Company-Selected Measure will not span across multiple years.

2.	We note disclosure in footnote 9 to your pay versus performance table that due to administrative errors, you adjusted the Summary Compensation Table for some of your NEOs for 2021 and 2022 and you overstated the “Compensation Actually Paid to PEO” for 2021 and overstated the “Average Compensation Actually Paid to Non-PEO NEOs” for 2022. We also note that you limited your footnote disclosure to the most recent fiscal year, but you state you also provide such footnote disclosure for 2022 and 2021 in footnotes 2 and 4 to your pay versus performance table. Regulation S-K Compliance and Disclosure Interpretation 128D.03 contemplates omitting footnote disclosure for all years other than the most recent fiscal year unless the prior years’ footnote disclosure would be material to an investor’s understanding of the information reported in the pay versus performance table for the most recent fiscal year, or of the relationship disclosure provided under Item 402(v)(5) of Regulation S-K. Please tell us how you concluded that you were not required to provide footnote disclosure for years other than the most recent fiscal year in light of the revisions to your Summary Compensation Table and compensation actually paid amounts for 2021 and 2022.

Response to Comment 2:

The Company thanks the Staff for their comment. Upon the advice of counsel and consideration, the Company determined that (a) disclosure of the corrected amounts in the main pay versus performance table, (b) footnote disclosure to the main pay versus performance table calling attention to the magnitude of the errors, together with the fact that (c) the corrections were downward, provided sufficient disclosure to shareholders, and that detailed footnote disclosure would not have provided additional meaningful information to shareholders regarding the Company’s pay versus performance.

We appreciate the opportunity to address the comments raised by the Staff. We have carefully reviewed the comments and have provided our responses and clarifications accordingly. The Company remains committed to complying with all applicable regulations and providing transparent and accurate financial reporting. Should you have any further questions or require additional information, please do not hesitate to reach out to myself at (801) 556-3100. Thank you for your time and attention to this matter.

Sincerely,

/s/ James Bramble

James Bramble

Chief Legal Counsel, Secretary